Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Telephone: (303) 573-1600
Facsimile: (303) 573-8133

January 29, 2016

VIA EDGAR
Ms. Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-4546

Re:	Midwest Holding Inc.
Registration Statement on Form S-4
Filed January 8, 2016
File No. 333-208928

Dear Ms. Hayes:

This letter is being provided on behalf of Midwest Holding Inc. (the “Company”) in connection with the above-referenced Registration Statement. We have been authorized by the Company to provide the response below to the Staff’s comment letter of January 25, 2016. The comments of the Staff are italicized; the Company's response is in regular print.

1. Please update your registration statement to include the disclosures required by Item 402 of Regulation S-K for your last completed fiscal year. For guidance, please refer to Item 217.11 of the Regulation S-K Compliance and Disclosure Interpretations, available on the Commission’s website

Response: The registration statement has been amended to include the disclosures required by Item 402 of Regulation S-K for the last completed fiscal year of the Company.

Should you have any questions, please call the undersigned at (303) 573-1600.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt

Reid A. Godbolt, Esq.
cc:	Via E-mail
Mark A. Oliver, CEO
Midwest Holding Inc.